OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69077

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harken Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16 Ann Vinal Road
(No. and Street)

Scituate	MA	02066
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Nelson	617-899-2048	don@harkencapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Byrne & Company
(Name – if individual, state last, first, and middle name)

510 Jasmine Avenue	Corona Del Mar	CA	92625
(Address)	(City)	(State)	(Zip Code)

8/19/2025	7329
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Nelson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harken Capital Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Donald Nelson (Aug 18, 2026 16:19:49 EDT)

Title: Managing Director, CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARKEN CAPITAL SECURITIES LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED JUNE 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harken Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harken Capital Securities, LLC as of June 30, 2026, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harken Capital Securities, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harken Capital Securities, LLC's management. Our responsibility is to express an opinion on Harken Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harken Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I) ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Harken Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Harken Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrne & Company

We have served as Harken Capital Securities, LLC's auditor since 2026.

Corona Del Mar, California

August 18, 2026

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2026

ASSETS

Cash	$ 14,459
Receivables from non-customers	1,872,616
Prepaid expenses	18,500
Other assets	1,964
Total assets	**$ 1,907,539**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 19,779
MEMBERS' EQUITY:	
Members' capital	1,887,760
Total liabilities and members' equity	**$ 1,907,539**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2026

REVENUES:	
Success fees	$ 3,785,310
Retainers	285,242
Reimbursed expenses	6,845
Other income	1,548
Total income	4,078,945
EXPENSES:	
Guaranteed payments to members	2,158,982
Compensation	475,426
Taxes	78,277
Professional services	62,438
Technology and communication	40,490
General operating	38,184
Regulatory	19,544
Rent	3,360
Marketing	218
Total expenses	2,876,919
NET INCOME	**$ 1,202,026**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 1,202,026
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in other assets	(1,630)
Increase in receivables from non-customers	(1,294,132)
Increase in prepaid expenses	(385)
Decrease in accounts payable and accrues expenses	(3,540)
Net cash provided by operating activities	(97,661)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	20,000
Net cash from financing activities	20,000
NET DECREASE IN CASH	(77,661)
CASH, at beginning of year	92,120
CASH, at end of year	**$ 14,459**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 78,277
Interest paid	0

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2026

BALANCE, July 1, 2025	$	665,734
Contributions		20,000
Net income		1,202,026
BALANCE, June 30, 2026	**$**	**1,887,760**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2026

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Massachusetts on March 8, 2012, as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company identified the provision of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3. The Company markets financial products for its clients.

Revenue Recognition:

The Company complies with ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Success fees are earned upon the closing of a private placement transaction. During the early stages of the private placement, they receive retainer fees and upon completion of the engagement they receive success fees. Retainer fees covers work done by the Company for the clients, such as contacting and meeting prospective investors Performance obligations related to retainers are considered separate and distinct from the success fee performance obligations because the benefits provided by the work done to earn retainer fees have stand-alone value to the third parties that contract with the Company for those services.

Accounts Receivable:

Accounts receivables are stated at the amount management expects to collect. 98% of this balance relates to 3 separate success fees earned to which the third parties agreed to make semi-annual payments over the next 2 years. Management provides for probable uncollectable amounts through a charge to earnings and a credit to an allowance based on the assessment of the current status of individual accounts. At June 30, 2026, Management feels that all receivables are collectable.

Guaranteed Payments:

The two owners of the Company receive their compensation in the form of guaranteed payments.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Credit Losses

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. The Company continually reviews the credit quality of its counterparties, and if deemed necessary, an allowance will be established. As of June 30, 2026 no allowance for credit losses has been recorded.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The Company pays state income taxes to Massachusetts at a rate of 5% of net income. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the Company had a net capital deficiency of $5,320, which was $10,320 deficient of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was -3.72 to 1. FINRA was notified of this deficiency on July 6, 2026. This deficiency self-resolved on July 2, 2026 when $20,000 in receivables was paid to the Company.

NOTE 3 - OPERATING LEASE

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 4 – CONCENTRATION OF CREDIT RISK

Cash held in banks sometimes exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

As a regulated securities broker-dealer, in ordinary course of business, the Company may be involved in litigation, claims or examinations by self-regulatory organizations. In management's opinion, based upon the information available at the time these financial statements were issued, there were no litigation, claims or regulatory actions against the Company that would have a material impact on its financial position or operating results.

NOTE 6 INDEMNIFICATION

As of June 30, 2026, there are no commitments resulting from indemnification nor claims made under indemnification that are know to the Company. The Company maintains a fidelity bond insurance policy in respect of indemnified claims that are covered loss under such policies.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities placement fees, both primary and secondary. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such a whether to reinvest profits or make profit distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of other significant accounting policies noted previously.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HARKEN CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2026

CREDIT:		
Total members' equity		1,887,760
DEBITS:		
Nonallowable assets:		
Receivables from non-customers		1,872,616
Prepaid expenses		18,500
Other assets		1,964
Total debits		1,893,080
NET CAPITAL DEFICIENCY		(5,320)
Minimum requirement of 6-2/3% of aggregate indebtedness of $19,779 or $5,000, whichever is greater		5,000
Excess net capital deficiency	**$**	**(10,320)**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	**$**	**19,779**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**(3.72) to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of June 30, 2026.

See Independent Registered Public Accountants Firm's Report.

BYRNE & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harken Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Harken Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: selling tax shelters or limited partnerships in primary distributions and private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harken Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harken Capital Securities, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Byrne & Company

Corona Del Mar, California

August 18, 2026

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2026

Harken Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) selling tax shelters or limited partnerships in primary distributions and private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Donald Nelson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Donald Nelson (Aug 18, 2026 16:18:55 EDT)
Signature

Managing Director, CEO
Title

See Report of Independent Registered Public Accounting Firm.